Exhibit 5.1

[Letterhead of Sullivan and Cromwell LLP]

March 27, 2020

NIKE, Inc.,

        One Bowerman Drive,

                Beaverton, Oregon 97005.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of $1,000,000,000 aggregate principal amount of 2.400% Notes due 2025 (the “2025 Notes”), $1,000,000,000 aggregate principal amount of 2.750% Notes due 2027 (the “2027 Notes”), $1,500,000,000 aggregate principal amount of 2.850% Notes due 2030 (the “2030 Notes”), $1,000,000,000 aggregate principal amount of 3.250% Notes due 2040 (the “2040 Notes”) and $1,500,000,000 aggregate principal amount of 3.375% Notes due 2050 (the “2050 Notes” and, together with the 2025 Notes, the 2027 Notes, the 2030 Notes and the 2040 Notes, the “Securities”) of NIKE, Inc., an Oregon corporation (the “Company”), we, as your New York counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for purposes of this opinion.

Upon the basis of such examination, it is our opinion that the Securities constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in any registration statement or any related prospectus or other offering material relating to the offer and sale of the Securities.

The foregoing opinion is limited to the Federal laws of the United States, and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of Oregon law, we note that you have received an opinion, dated March 27, 2020, of Ann M. Miller, Vice President, Corporate Secretary and Chief Ethics & Compliance Officer of the Company.

In rendering the foregoing opinion, we have assumed, without independent verification, that the Company has been duly incorporated and is an existing corporation in good standing under the laws of the State of Oregon, that the Indenture, dated April 26, 2013, as supplemented by the Fourth Supplemental Indenture, dated March 27, 2020 (together, the “Indenture”), relating to the Securities, in each case, between the Company and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), was duly authorized, executed and delivered by the Company insofar as the laws of Oregon are concerned and that all corporate action by the Company related to the Securities was duly authorized as a matter of Oregon law.

NIKE, Inc.	- 2 -

We have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee thereunder, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K to be incorporated by reference into the Registration Statement relating to the Securities and to the references to us under the heading “Validity of the Notes” in the Prospectus Supplement relating to the Securities, dated March 25, 2020. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ SULLIVAN AND CROMWELL LLP